13010366

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66925

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tora Trading Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Avenue, Suite 205
(No. and street)

Burlingame	California	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Catuna — (415) 546 2293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/13

3/4/13

Deloitte

Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2012 and Independent Auditors' Report and Supplemental Report on Internal Control

Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2012 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

OATH OR AFFIRMATION

I, Paul Catuna, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Tora Trading Services, LLC (the "Company"), as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul J Catuna — 2/26/13

Signature — Date

Chief Financial Officer

Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2013, by Paul Catuna proved to me on the basis of satisfactory evidence to be the persons who appear before me.

Diana Yip

Notary Public

DIANA YIP
Commission # 1884389
Notary Public - California
San Francisco County
My Comm. Expires Mar 28, 2014

TORA TRADING SERVICES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, CA

We have audited the accompanying financial statements of Tora Trading Services, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tora Trading Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2013

TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets	
Cash and cash equivalents	$ 1,516,711
Due from member	827,416
Prepaid expenses and other assets	73,527
Property and equipment — net of $227,880 accumulated depreciation	62,798
Total assets	$ 2,480,452
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 232,875
Accrued compensation	192,465
Total liabilities	425,340
Member's equity	2,055,112
Total liabilities and member's equity	$ 2,480,452

See notes to financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenues —	
Service	$7,318,751
Expenses:	
Compensation	5,545,854
Travel and entertainment	361,677
Research fees	177,361
Rent	434,517
Professional fees	58,825
Depreciation	74,327
Other operating expenses	371,973
Total expenses	7,024,534
Net income	$ 294,217

See notes to financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

Member's equity — December 31, 2011	$ 1,514,358
Stock-based compensation	246,537
Net income	294,217
Member's equity — December 31, 2012	$ 2,055,112

See notes to financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ 294,217
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	74,327
Stock-based compensation	246,537
Loss from disposal of assets	11,718
Changes in assets and liabilities:	
Due from member	(298,056)
Prepaid expenses and other assets	4,746
Accounts payable and accrued expenses	(6,102)
Accrued compensation	(237,336)
Net cash provided by operating activities	90,051
Cash flows from investing activities	
Purchase of property and equipment	(47,147)
Net cash used by investing activities	(47,147)
Net increase in cash and cash equivalents	42,904
Cash and cash equivalents — beginning of year	1,473,807
Cash and cash equivalents — end of year	$ 1,516,711
Supplemental cash flow disclosure:	

See notes to financial statements.

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and operates in the United States. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis. The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company ("Member"). The Member is a wholly owned subsidiary of Tora Holdings, Inc. (the "Parent Company" or "Tora Holdings"), a Delaware corporation. Tora Holdings is a provider of execution and trade order management systems for hedge funds, asset managers, and proprietary trading desks focused on Asian markets. The Member delegates certain services to the Company, including outsourced trading. The Company refers trades to Tora Trading Services Limited, Hong Kong ("Tora Hong Kong"), a wholly owned subsidiary of the Member.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements of the Company have been presented in conformity with accounting principles generally accepted in the United States of America (GAAP). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member and Tora Holdings.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Revenue — The Company earns revenue by providing its Member services. The Company earns cost plus 5% for expenses incurred in the ordinary course of business and cost for certain other expenses such as employee bonuses.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Due from Member — The Company collects Service revenue from the Member. The Company considers Due from Member to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment — Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Fair Value of Financial Instruments — Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Subsequent Events — The Company evaluated subsequent events through February 26, 2013, the date the financial statements were available for issuance.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $1,091,371 which exceeded the requirement by $841,371. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.39 to 1.

4. Commitments

Operating Leases — The Company leases office space under non-cancelable operating leases with various expiration dates through 2017. Future annual minimum lease payments under the Company's leases are as follows:

Year Ending	
2013	$ 120,083
2014	117,069
2015	120,428
2016	123,882
2017	100,063
Total minimum lease payments	$ 581,525

5. Stock-Based Compensation

Under Tora Holdings 2010 Equity Incentive Plan, the Parent Company grants stock options to employees of the Company. The Company records the related expense amounts in compensation expense. Generally, all stock options granted under the plan vest 25% one year from the date of grant and the remainder vest at a rate of 2.08% per month thereafter. Of the 7,800 options granted during 2012, 6,700 vest at a rate of 2.78% per month, and 150 were exercisable upon grant. Options expire 10 years from the date of grant.

The cost of stock options is determined using the Black-Scholes option pricing model on the date of grant. The table below summarizes the weighted-average assumptions used during 2012:

Risk-free interest rate	0.74 %
Expected lives (in years)	6.08
Dividend yield	0 %
Expected volatility	43.9 %

The following table summarizes stock option activity for employees of the Company:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)
Outstanding — January 1, 2012	18,326	$ 223.57	
Granted	7,800	267.27	
Exercised	-	-	
Forfeited/expired/cancelled	5,097	195.06	
Outstanding — December 31, 2012	21,029	$ 246.69	8.86
Options exercisable — December 31, 2012	12,385	$ 208.49	6.93

At December 31, 2012, all outstanding options have either vested or are expected to vest. The weighted average grant-date fair value was $100.52. At December 31, 2012, there is $692,991 of unrecognized compensation cost related to stock options which will be recognized over the remaining weighted-average vesting period of 2.82 years. In 2012, the Company recognized $246,537 of compensation costs related to stock options.

6. Employee Benefit Plan

The Company's 401(k) profit sharing plan covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 2% of compensation up to the annual legal limit. Employer contributions vest immediately upon matching and employee contributions are always 100% vested. For the year ended December 31, 2012, the Company made contributions to the plan of $135,976.

* * * * * *

SUPPLEMENTAL INFORMATION

TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

Net Capital —	
Total member's equity	$ 2,055,112
Less: Nonallowable assets:	
Due from member	827,416
Prepaid expenses and other assets	73,527
Property and equipment (net)	62,798
Total nonallowable assets	963,741
Net Capital Before Haircut	1,091,371
Less: Hair cut on securities	-
Net capital	1,091,371
Net minimum capital requirement of 6 2/3% of aggregate indebtness of $425,340 or $250,000 whichever is greater	250,000
Excess Net Capital	$ 841,371

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2012 Focus Report.

TORA TRADING SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is a introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

February 26, 2013

Tora Trading Services, LLC
Burlingame, California

In planning and performing our audit of the financial statements of Tora Trading Services, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
402

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members of
Tora Trading Services, LLC
San Francisco, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Tora Trading Services, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2013

Member of
Deloitte Touche Tohmatsu Limited